UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

WEBUY GLOBAL LTD

(Exact name of registrant as specified in its charter)

35 Tampines Street 92 Singapore 528880

+65 8859 9762

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On September 25, 2025, Mr. Heng Wee Koon notified the Company of his resignation as an independent director, effective September 25, 2025.

On October 22, 2025, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Ms. Amanda Guo Jie was appointed as independent director and chair of audit committee of the Company, effective October 22, 2025.

The biographical information of Ms. Amanda Guo Jie is set forth below:

Ms. Amanda Guo Jie has nearly two decades of experience in financial management, audit, and advisory across public accounting and listed company environments. Ms. Guo began her career at Deloitte & Touche LLP in Singapore, where she served from September 2005 to January 2022, progressing from Audit Assistant to Senior Manager in both the Audit and Assurance Group and the Global IFRS and Offering Services Group. During her tenure, she led cross-border IPO and M&A advisory engagements for clients across Singapore, China, Hong Kong, and Southeast Asia, providing technical accounting and compliance support for listings on the SGX and HKSE, as well as financial advisory for M&A transactions, group restructuring, and purchase price allocations. In 2022, Ms. Guo transitioned to the corporate sector as Chief Financial Officer of Ascent Bridge Limited, a SGX Mainboard-listed company with operations in Singapore, China, Australia, Hong Kong, and the United States, where she oversaw group finance, strategic planning, budgeting, and regulatory compliance. In 2024, she was appointed Chief Financial Officer of Sino Grandness Food Industry Group Limited, another SGX Mainboard-listed company headquartered in Shenzhen, China, where she leads a 20-member finance team and oversees the full spectrum of financial and management reporting functions. Ms. Guo holds a Bachelor of Science with Honours in Applied Accountancy from Oxford Brookes University.

Ms. Amanda Guo Jie entered into an independent director offer letter with the Company and agreed to receive an annual compensation of SGD30,000, effective October 22, 2025.

On October 23, 2025, Ms. Catherine Phang Ai Lian notified the Company of her resignation as the Chief Financial Officer, effective October 23, 2025.

On October 22, 2025, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Mr. Youyi Zhang was appointed as the Chief Financial Officer, effective October 23, 2025. Ms. Catherine Phang Ai Lian will assume the role of Chief Operating Officer, as also approved by the Board of Directors, the Nominating Committee and the Compensation Committee.

The biographical information of Mr. Youyi Zhang is set forth below:

Mr. Youyi Zhang has over 15 years of experience in financial management, audit, and corporate governance across listed companies and multinational environments. Mr. Zhang began his career at Y.M. Kew & Co. in Singapore, where he led statutory audits for clients in construction, manufacturing, and trading industries, before joining China Construction (South Pacific) Development Co. Pte. Ltd. to oversee full-set accounts and project finances exceeding S$700 million annually. He later served as Finance Manager at Double-Trans Pte. Ltd. and Samco Civil Engineering Pte. Ltd., subsidiaries of Shuang Yun Holdings Limited (HKEX Mainboard), where he managed group reporting, treasury operations, and internal controls, and led the finance team through the Group’s Hong Kong IPO. In 2022, he became Group Finance Controller of Ascent Bridge Group Limited (SGX Mainboard), responsible for group consolidation, M&A due diligence, and regulatory compliance, and in 2024 joined Webuy Group Limited (Nasdaq: WBUY) in the same capacity, overseeing group finance, audit coordination, treasury, and corporate governance across multiple markets. Mr. Zhang is an IS Chartered Accountant (Singapore), ASEAN Chartered Professional Accountant, and holds a Bachelor’s Degree in Economics from Shandong University of Finance.

Mr. Youyi Zhang and Ms. Catherine Phang Ai Lian have entered into employment agreements with the Company and agreed to receive an annual compensation of $92,400 and $83,300 respectively, effective October 23, 2025.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Independent Director Offer Letter to Ms. Amanda Guo Jie, dated October 22, 2025
10.2	Employment Agreement with Ms. Catherine Phang Ai Lian, dated October 23, 2025
10.3	Employment Agreement with Mr. Youyi Zhang, dated October 23, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WEBUY GLOBAL LTD.

Date: October 28, 2025	By:	/s/ Bin Xue
	Name:	Bin Xue
	Title:	CEO

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